UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

Form 6-K

REPORT OF FOREIGN PRIVATE ISSUER

PURSUANT TO RULE 13a-16 OR 15d-16

UNDER THE SECURITIES EXCHANGE ACT OF 1934

For the month of: November, 2024

Commission file number: 001-41788

Lithium Americas Corp.

(Translation of Registrant’s name into English)

3260 - 666 Burrard Street

Vancouver, British Columbia,

Canada V6C 2X8

(Address of Principal Executive Office)

Indicate by check mark whether the registrant files or

will file annual reports under cover of Form 20-F or Form 40-F:

Form 20-F ☒    Form 40-F ☐

INCORPORATION BY REFERENCE

Exhibits 99.1 and 99.2 to this Form 6-K of Lithium Americas Corp. (the “Company”) are hereby incorporated by reference as exhibits to the Registration Statements on Form F-3 (File No. 333-274883) and Form S-8 (File No. 333-274884) of the Company, as amended or supplemented, and to be a part thereof from the date on which this report is submitted, to the extent not superseded by documents or reports subsequently filed or furnished.

EXHIBIT INDEX

Exhibit	Description

99.1	Material Change Report dated November 5, 2024

99.2	Loan Arrangement and Reimbursement Agreement dated October 28, 2024

99.3	News Release

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Lithium Americas Corp.
(Registrant)

By:	/s/ Jonathan Evans
Name:	Jonathan Evans
Title:	Chief Executive Officer

Dated: November 5, 2024

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